Filed Pursuant to Rule 433
Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the MSCI Emerging Markets Index due January 3, 2019

Term Sheet to Preliminary Pricing Supplement dated December 15, 2017

Summary of terms		Investment description

Issuer	Canadian Imperial Bank of Commerce

•      Linked to the MSCI Emerging Markets Index

•      Unlike ordinary debt securities, the securities do not pay interest at a specified rate or repay a fixed amount of principal at maturity. Instead, the securities provide for a Redemption Amount that may be greater than, equal to or less than the Principal Amount of the securities, depending on the performance of the Index from the Starting Level to the Ending Level.

The Redemption Amount will reflect the following terms:

If the level of the Index increases:

You will receive the Principal Amount plus 200% participation in the upside performance of the Index, subject to a maximum total return at maturity of 10.50% to 13.50% (to be determined on the Pricing Date) of the Principal Amount

If the level of the Index decreases, but the decrease is not more than 7.50%, or equals the Starting Level:

You will be repaid the Principal Amount

If the level of the Index decreases by more than 7.50%:

You will receive less than the Principal Amount and will have 1-to-1 downside exposure to the decrease in the level of the Index in excess of 7.50%

•      Investors may lose up to 92.50% of the Principal Amount

•      All payments on the securities are subject to the credit risk of Canadian Imperial Bank of Commerce, and you will have no ability to pursue the securities included in the Index for payment; if the Issuer defaults on its obligations, you could lose some or all of your investment

•      No periodic interest payments or dividends

•      No exchange listing; designed to be held to maturity

Term	Approximately 1 year
Market Measure	MSCI Emerging Markets Index (the “Index”)
Pricing Date	December 29, 2017*
Issue Date	January 5, 2018*
Principal Amount	$1,000 per security (100% of par)
Redemption Amount	See “How the Redemption Amount is calculated” in this term sheet
Stated Maturity Date	January 3, 2019*
Starting Level	The closing level of the Index on the Pricing Date
Ending Level	The closing level of the Index on the Calculation Date
Capped Value	110.5% to 113.5% of the Principal Amount ($1,105 to $1,135 per security), to be determined on the Pricing Date
Threshold Level	92.50% of the Starting Level
Participation Rate	200%
Calculation Date	December 28, 2018*
Calculation Agent	Canadian Imperial Bank of Commerce
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	Up to 0.24%; dealers including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 0.14%
CUSIP / ISIN	13605WHG9 / US13605WHG96

*To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Calculation Date and Stated Maturity Date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same.

The Issuer’s estimated value of the securities on the date of the accompanying preliminary pricing supplement, based on the Issuer’s internal pricing models, is expected to be between $964.90 and $994.20 per security. While the estimated value of the securities on the pricing date may differ from the estimated value set forth above, the Issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. The final pricing supplement relating to the securities will set forth the Issuer’s estimated value of the securities on the pricing date, which will not be less than $964.90 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement, the accompanying prospectus supplement and prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical payout profile

The profile to the right is based on a hypothetical Capped Value of 112.00% or $1,120.00 per $1,000 security (the midpoint of the specified range for the Capped Value), a participation rate of 200% and a Threshold Level equal to 92.50% of the Starting Level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Level, the actual Ending Level, the actual Capped Value, and whether you hold your securities to maturity.

Hypothetical returns

Hypothetical Ending Level	Hypothetical percentage change from the hypothetical Starting Level to the hypothetical Ending Level	Hypothetical Redemption Amount per security(1)	Hypothetical pre- tax total rate of return	Hypothetical pre-tax annualized rate of return(2)

1946.65	75.00%	$1,120.00	12.00%	11.73%
1668.56	50.00%	$1,120.00	12.00%	11.73%
1390.46	25.00%	$1,120.00	12.00%	11.73%
1334.84	20.00%	$1,120.00	12.00%	11.73%
1223.61	10.00%	$1,120.00	12.00%	11.73%
1167.99	5.00%	$1,100.00	10.00%	9.82%
1112.37 (3)	0.00%	$1,000.00	0.00%	0.00%
1056.75	-5.00%	$1,000.00	0.00%	0.00%
1028.94	-7.50%	$1,000.00	0.00%	0.00%
1001.13	-10.00%	$975.00	-2.50%	-2.53%
945.51	-15.00%	$925.00	-7.50%	-7.69%
889.90	-20.00%	$875.00	-12.50%	-12.99%
834.28	-25.00%	$825.00	-17.50%	-18.44%
556.19	-50.00%	$575.00	-42.50%	-48.57%
278.09	-75.00%	$325.00	-67.50%	-86.33%
0.00	-100.00%	$75.00	-92.50%	-145.62%

 (1) Assumes a hypothetical Capped Value of 112.00%, or $1,120.00 per security (the midpoint of the specified range of the Capped Value).

(2) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

(3) The hypothetical Starting Level. The actual Starting Level will be determined on the Pricing Date.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Stated Maturity Date and the resulting pre-tax rates of return will depend on the actual Starting Level, Ending Level and Capped Value.

How the Redemption Amount is calculated

The Redemption Amount will be determined as follows:

•                 If the Ending Level is greater than the Starting Level, the Redemption Amount will be equal to the lesser of:

(i)       $1,000 plus

(ii)      the Capped Value

•                 If the Ending Level is less than or equal to the Starting Level, but greater than or equal to the Threshold Level, the Redemption Amount will be equal to $1,000

•                 If the Ending Level is less than the Threshold Level, the Redemption Amount will be equal to $1,000 minus

In such a case, you will lose up to 92.50% of your Principal Amount.

MSCI Emerging Markets Index daily closing levels*

*The graph above sets forth the daily closing levels of the Index for the period from January 1, 2007 to December 12, 2017. The closing level on December 12, 2017 was 1112.37. The historical performance of the Index is not an indication of the future performance of the Index during the term of the securities.

Selected risk considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, the prospectus supplement and prospectus. Please review those risk disclosures carefully.

•                   If The Ending Level Is Less Than The Threshold Level, You Will Receive At Maturity Less, And Up To 92.50% Less, Than The Principal Amount Of Your Securities.

•                   Your Return Will Be Limited By The Capped Value And May Be Lower Than The Return On A Direct Investment In The Index.

•                   Your Return On The Securities Could Be Less Than If You Owned Securities Included In The Index.

•                   No Periodic Interest Will Be Paid On The Securities.

•                   The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•                   The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities

Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•                   The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                   Our Estimated Value Of The Securities Is Lower Than The Principal Amount Of The Securities.

•                   Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•                   Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•                   The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•                   Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Securities.

•                   Changes That Affect The Index May Adversely Affect The Value Of The Securities And The Amount You Will Receive At Stated Maturity.

•                   We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.

•                   We, Wells Fargo Securities And Our Respective Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

•                   An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks In Emerging Markets And International Securities Markets.

•                   The Stated Maturity Date May Be Postponed In Certain Circumstances.

•                   We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•                   Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

•                   The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•                   There Can Be No Assurance That The Canadian Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

•                   The Amount You Receive On The Securities Will Depend Upon The Performance Of The Index And Therefore The Securities Are Subject To The Following Risks, As Discussed In More Detail In The Prospectus Supplement:

•                   The Issuer of a Security or Currency That Comprises an Index Could Take Actions That May Adversely Affect an Indexed Note.

•                   Investors in Indexed Notes Will Have No Ownership of the Underlying Securities.

•                   An Index to Which a Note Is Linked Could Be Changed or Become Unavailable.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. Canadian Imperial Bank of Commerce, Wells Fargo Securities, LLC and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

The MSCI Emerging Markets Index has been licensed for use in connection with these securities by Canadian Imperial Bank of Commerce. The securities are not sponsored, endorsed, sold, or promoted by MSCI, Inc. and MSCI Inc. makes no representation regarding the advisability of investing in the securities.

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY CIBC. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MARKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE NOTES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADES NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE NOTES OR THE ISSUER OR OWNER OR THE NOTES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE NOTES INTO CONSIDERATION IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE NOTES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OF IMPLIES, AS TO RESULTS TO BE OBTAINED BY A LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE NOTES, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.